PACIFIC CORPORATE TRUST COMPANY
625 Howe Street - 10th Floor Vancouver BC V6C 3B8
T: (604) 689-9853 F: (604) 689-8144

May 14, 2004

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs:

As per National Instrument 54-101 requirements, please be advised of the following:

Issuer: Avino Silver & Gold Mines Ltd.
ISIN:	CA0539061030
Meeting Date:	July 22, 2004
Record Date for Notice:	June 15, 2004
Record Date for Voting:	June 15, 2004
Beneficial Ownership Determination Date:	June 15, 2004
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Business Type:	Non-Routine
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	All Holders

If you require further information, please contact:

"Laurie Waddington"

Laurie Waddington
PACIFIC CORPORATE TRUST COMPANY

/rc

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